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Exhibit 99.1

CA REPORTS FIRST QUARTER FISCAL YEAR 2007 RESULTS

Announces Cost Reduction Plan Expected to Yield
Approximately $200 Million in Annualized Savings

Will Initiate First Phase of $2 Billion Stock Repurchase Program
With $1 Billion Tender Offer

Company Will Hold Webcast at 5 p.m. ET

        ISLANDIA, N.Y., August 14, 2006—CA (NYSE:CA), one of the world's largest management software companies, today reported financial results for its first quarter of fiscal year 2007, ended June 30, 2006. The Company also filed its Quarterly Report on Form 10-Q with the Securities and Exchange Commission (SEC).

Financial Overview

(in millions, except share data)	Q1FY07	Q1FY06	Change
Revenue	$956	$927	3%
GAAP Diluted EPS	$0.06	$0.16	(63)%
Net Income	$35	$97	(64)%
GAAP Cash Flow from Operations	($46)	$93	NM
Non-GAAP Operating EPS*	$0.17	$0.22	(23)%

*
Operating earnings per share is a non-GAAP financial measure, as noted in the discussion of non-GAAP results below. A reconciliation of GAAP net income to non-GAAP net income is included in the tables following this press release.

        "We continue to focus on building and integrating our solutions portfolio to meet the needs of customers and we are encouraged by their positive reaction to our Enterprise IT Management (EITM) vision," said John Swainson, CA's president and chief executive officer. "However, we are not satisfied with our cost structure and we are implementing an expense reduction plan to improve the Company's efficiency and competitive position. These are the first steps in a long-term program to achieve a best-of-breed cost structure."

First Quarter Results

        Revenue for the first quarter was $956 million, an increase of 3 percent over the $927 million reported in the similar period last year. The increase in revenue was primarily attributed to growth in subscription and professional services revenue.

        Subscription revenue for the first quarter was $739 million, an increase of 5 percent over the $702 million reported in the first quarter of last year. Subscription revenue accounted for 77 percent of total revenue in the quarter, compared to 76 percent in the first quarter of fiscal year 2006.

        Total product and services bookings in the first quarter were $558 million, up 16 percent from the $480 million reported in the same period a year ago. Direct product bookings grew 14 percent, to $384 million. Indirect bookings grew 4 percent to $72 million.

        Total expenses for the first quarter were $905 million, up 9 percent, compared to the $827 million reported in the same period last year. The increase in expenses was driven by higher personnel costs primarily resulting from recent acquisitions, increased cost of professional services associated with higher revenues, greater commissions, royalties and bonuses expense due to acquisition-related retention payments and an increase in the number of non-sales individuals compensated through annual incentive compensation plans and charges associated with the Company's 2006 restructuring plan.

        The Company recorded GAAP net income of $35 million for the first quarter, or $0.06 per diluted common share, compared to net income of $97 million, or $0.16 per diluted common share, in the prior year comparable period.

        The Company reported non-GAAP net income of $104 million for the first quarter, or $0.17 per diluted common share, compared to $136 million, or $0.22 per diluted common share a year earlier.

        For the first quarter, CA reported a use of cash flow from operations of $46 million, compared to $93 million in cash flow generated from operations reported in the prior year period. The decline in cash flow from operations was the result of increased disbursements to vendors associated with a concerted effort to reduce the Company's payable cycle, 401(k) contributions not pre-funded in fiscal year 2006 and increased commission payments related to the fourth quarter of fiscal year 2006.

Cost Reduction and Restructuring Plan

        CA also announced a fiscal year 2007 cost reduction and restructuring plan designed to significantly improve the Company's expense structure and increase its competitiveness. The plan's objectives include a workforce reduction of approximately 1,700 positions, including 300 positions associated with consolidated joint ventures, and global facilities consolidations and other cost reduction initiatives, which CA expects to deliver about $200 million in annualized savings when completed in late fiscal year 2008.

        The Company expects to incur pre-tax restructuring charges of approximately $200 million associated with the workforce reductions and facilities consolidations, with the majority of these charges to be incurred over the next two quarters. The Company also expects to implement other programs over the remainder of its fiscal year to further reduce costs throughout the organization including tighter control of travel and a reduction in the use of consultants.

        The Company estimates that approximately half of the workforce reductions will take place in North America.

        "CA's senior management is focused on making the Company's cost structure competitive with that of its peers and aligning it with CA's strategic market opportunities and initiatives," said Michael Christenson, CA's chief operating officer. "The initiative we announced today reflects our ongoing commitment to improve the efficiency of our operations, reduce our operating expenses, improve our rate of return on invested capital and deliver a stronger bottom-line performance."

Capital Structure

        The balance of cash, cash equivalents and marketable securities at June 30, 2006 was $1.522 billion. With $1.811 billion in total debt outstanding, the Company has a net debt position of approximately $289 million.

Repurchase Program

        The Company expects to commence the first phase of its $2 billion stock repurchase program through a tender offer that will price and launch this week. CA plans to repurchase $1 billion in common stock in the first phase through a combination of cash on hand and bank financing and will provide further information when it commences the tender offer.

        CA is considering various options to execute the second phase of the program and will provide further details when appropriate. The Company expects to complete the full $2 billion share repurchase plan by the end of fiscal year 2007.

        During the quarter, the Company repurchased approximately 7 million shares of its common stock at an aggregate cost of approximately $157 million.

Outlook for Fiscal Year 2007

        On June 29, 2006, the Company provided a full-year outlook for total revenue of $3.9 billion, GAAP earnings per share of 44 cents, non-GAAP earnings per share of 83 cents, and cash flow from operations of $1.3 billion. The outlook has not been adjusted to reflect the $2 billion common stock repurchase plan for fiscal year 2007 or the impact of any related financing activities. The outlook also assumes that the Company will take steps to achieve certain cost savings, including the fiscal year 2007 restructuring plan announced today. These steps will have related, non-operating costs that will have a negative effect on GAAP earnings per share and cash flows, which have not been reflected in the June 29, 2006 outlook as the timing of the costs and related payments has not yet been determined. The Company will quantify the effect of these actions on its full-year outlook and adjust guidance accordingly on its second quarter earnings conference call.

Webcast

        This press release and the accompanying tables should be read in conjunction with additional content that is available on the Company's website, including a supplemental financial package, as well as a webcast that the Company will host at 5 p.m. ET today to discuss its unaudited first quarter results. The webcast will be archived on the website. Individuals can access the webcast, as well as this press release and supplemental financial information, at http://ca.com/invest or listen to the call at (800) 729-6829. The international participant number is (706) 679-5227.

About CA

        CA (NYSE:CA), one of the world's largest information technology (IT) management software companies, unifies and simplifies the management of enterprise-wide IT. Founded in 1976, CA is headquartered in Islandia, N.Y., and serves customers in more than 140 countries. For more information, please visit http://ca.com.

Non-GAAP Financial Measures

        This press release includes financial measures for per share earnings and cash flows that exclude the impact of certain items and therefore have not been calculated in accordance with U.S. generally accepted accounting principles (GAAP). Non-GAAP "operating" earnings per share excludes the following items: non-cash amortization of acquired technology and other intangibles, in process research and development charges, the government investigation and class settlement charges, restructuring and other charges, and the tax resulting from the repatriation of approximately $584 million of foreign cash and interest on dilutive convertible bonds (the convertible shares, rather than the interest, are more dilutive, thus the interest is added back and the shares increased to calculate non-GAAP operating earnings). Non-GAAP taxes are provided based on the estimated effective annual non-GAAP tax rate. Non-GAAP adjusted cash flow excludes the following items: Restitution Fund payments, restructuring payments, and the impact of certain non-recurring tax payments or tax benefits. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. By excluding these items, non-GAAP financial measures facilitate management's internal comparisons to the Company's historical operating results and cash flows, to competitors' operating results and cash flows, and to estimates made by securities analysts. Management uses these non-GAAP financial measures internally to evaluate its performance and they are key variables in determining management incentive compensation. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency of supplemental information used by management in its financial and operational decision-making. In addition, the Company has historically reported similar non-GAAP financial measures to its investors and believes that the inclusion of comparative numbers provides consistency in its financial reporting. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used in this press release to their most directly comparable GAAP financial measures, which are attached to this press release.

Cautionary Statement Regarding Forward-Looking Statements

        Certain statements in this communication (such as statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) constitute "forward-looking statements." A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risks and uncertainties associated with the CA deferred prosecution agreement with the United States Attorney's Office of the Eastern District, including that CA could be subject to criminal prosecution or civil penalties if it violates this agreement; the risks and uncertainties associated with the agreement that CA entered into with the Securities and Exchange Commission ("SEC"), including that CA may be subject to criminal prosecution or substantial civil penalties and fines if it violates this agreement; civil litigation arising out of the matters that are the subject of the Department of Justice and the SEC investigations, including shareholder derivative litigation; changes to the compensation plan of CA's sales organization may lead to outcomes that are not anticipated or intended as they are implemented, and the commissions plans for fiscal year 2007, while revised, continue to be reviewed; CA may not adequately manage and evolve its financial reporting and managerial systems and processes, including the successful implementation of its enterprise resource planning software; CA may encounter difficulty in successfully integrating acquired companies and products into its existing businesses; CA is subject to intense competition in product and service offerings and pricing and increased competition is expected in the future; if CA's products do not remain compatible with ever-changing operating environments, CA could lose customers and the demand for CA's products and services could decrease; certain software that CA uses in daily operations is licensed from third parties and thus may not be available to CA in the future, which has the potential to delay product development and production; CA's credit ratings have been downgraded and could be downgraded further which would require CA to pay additional interest under its credit agreement and could adversely affect CA's ability to borrow; CA has a significant amount of debt; the failure to protect CA's intellectual property rights would weaken its competitive position; CA may become dependent upon large transactions; general economic conditions may lead CA's customers to delay or forgo technology upgrades; the market for some or all of CA's key product areas may not grow; third parties could claim that CA's products infringe their intellectual property rights; fluctuations in foreign currencies could result in translation losses; and the other factors described in CA's current report on form 10-Q. CA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CA common stock. CA has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of shares of common stock. The solicitation of offers to buy shares of CA common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's website at www.sec.gov or from the information agent Innisfree M&A Incorporated at 877-750-9497 (U.S. & Canada) 412-232-3651 (other countries) or 212-750-5833 (Banks & Brokers). Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

###

Copyright © 2006 CA. All Rights Reserved. One CA Plaza, Islandia, N.Y. 11749. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.

Contacts:	Dan Kaferle Public Relations (631) 342-2111 daniel.kaferle@ca.com	Olivia Bellingham Investor Relations (631) 342-4687 olivia.bellingham@ca.com

Table 1
CA, INC.
Consolidated Statements of Operations
(in millions, except per share amounts)
(unaudited)

	Three Months Ended June 30,
	2006	2005
		(Restated)
Revenue:
Subscription revenue	$739	$702
Maintenance	103	107
Software fees and other	24	37
Financing fees	8	14
Professional services	82	67

Total revenue	956	927
Operating Expenses:
Amortization of capitalized software costs	105	113
Cost of professional services	72	60
Selling, general and administrative	434	389
Product development and enhancements	179	172
Commissions, royalties and bonuses	71	62
Depreciation and amortization of other intangible assets	34	30
Other gains, net	(1)	(3)
Restructuring and other	11	—
Charge for in-process research and development costs	—	4

Total expenses before interest and taxes	905	827
Income before interest and taxes	51	100
Interest expense, net	8	9

Income before income taxes	43	91
Income tax expense (benefit)	8	(6)

Net income	$35	$97

Basic Income Per Share	$0.06	$0.17
Basic weighted-average shares used in computation	568	587
Diluted Income Per Share(1)	$0.06	$0.16
Diluted weighted-average shares used in computation(1)	597	612

(1)
Net income and the number of shares used in the computation of diluted GAAP EPS for the three month periods ended June 30, 2006 and 2005 have been adjusted to reflect the dilutive impact of the Company's 1.625 percent Convertible Senior Notes.

Table 2
CA, INC.
Consolidated Condensed Balance Sheets
(in millions)
(unaudited)

	June 30, 2006	March 31, 2006(1)
Cash and marketable securities	$1,522	$1,865
Trade and installment A/R, net	514	505
Deferred income taxes	263	228
Other current assets	69	50

Total current assets	2,368	2,648
Installment A/R, due after one year, net	385	449
Property and equipment, net	645	634
Purchased software products, net	383	461
Goodwill, net	5,377	5,308
Deferred income taxes	149	150
Other noncurrent assets, net	821	788

Total assets	$10,128	$10,438

Current portion of long-term debt and loans payable	$1	$1
Deferred subscription revenue (collected)—current	1,500	1,517
Deferred maintenance revenue	261	250
Other current liabilities	1,308	1,609

Total current liabilities	3,070	3,377
Long-term debt, net of current portion	1,810	1,810
Deferred income taxes	44	46
Deferred subscription revenue (collected)—noncurrent	557	448
Other noncurrent liabilities	76	77

Total liabilities	5,557	5,758
Stockholders' equity	4,571	4,680

Total liabilities and stockholders' equity	$10,128	$10,438

(1)
Certain balances have been reclassified to conform with current period presentation.

Table 3
CA, INC.
Quarterly Condensed Statements of Cash Flows
(in millions)
(unaudited)

	Three Months Ended June 30,
	2006	2005(1)
		(Restated)
OPERATING ACTIVITIES:
Net income	$35	$97
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities:
Depreciation and amortization	139	143
Provision for deferred income taxes	(54)	(78)
Non-cash compensation expense related to stock and pension plans	23	31
Foreign currency transaction gain, before taxes	(1)	(3)
Non-cash charge for in-process research and development	—	4
Changes in other operating assets and liabilities:
Decrease in noncurrent installment A/R, net	45	13
Increase in deferred subscription revenue (collected)—noncurrent	102	20
Increase (decrease) in deferred maintenance revenue	4	(24)
Decrease in trade and current installment A/R, net	36	160
Decrease in deferred subscription revenue (collected)—current	(49)	(73)
Decrease in taxes payable, net	(132)	(88)
Restructuring and other, net	11	—
Decrease in A/P, accrued expenses and other	(113)	(56)
Changes in other operating assets and liabilities, excluding effects of acquisitions	(92)	(53)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(46)	93
INVESTING ACTIVITIES:
Acquisitions, primarily goodwill, purchased software, and other intangible assets, net of cash acquired	(95)	(324)
Settlements of purchase accounting liabilities	(4)	(3)
Purchases of property and equipment, net	(59)	(28)
Sales of marketable securities	12	179
Increase (decrease) in restricted cash	8	(3)
Capitalized software development costs	(9)	(22)

NET CASH USED IN INVESTING ACTIVITIES	(147)	(201)
FINANCING ACTIVITIES:
Debt repayments	—	(825)
Dividends paid	(23)	(24)
Exercise of common stock options and other	6	50
Purchases of treasury stock	(157)	(84)

NET CASH USED IN FINANCING ACTIVITIES	(174)	(883)
DECREASE IN CASH AND CASH EQUIVALENTS BEFORE EFFECT OF EXCHANGE RATE CHANGES ON CASH	(367)	(991)
Effect of exchange rate changes on cash	36	(62)

DECREASE IN CASH AND CASH EQUIVALENTS	(331)	(1,053)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,831	2,829

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,500	$1,776

(1)
Certain balances have been reclassified to conform to current period presentation.

Table 4
CA, INC.
Reconciliation of GAAP Results to Net Operating Income
(in millions, except per share data)
(unaudited)

	Three Months Ended June 30,
	2006	2005
		(Restated)
Total Revenue	$956	$927
Total Expenses	913	836

Income before income taxes	43	91
Non-GAAP adjustments:
Purchased software amortization	91	100
Intangibles amortization	13	11
Acquisition IPR&D	—	4
Restructuring and other	11	—

Total Non-GAAP adjustments	115	115
Operating income before interest and taxes	158	206
Interest on dilutive convertible Bonds	2	2

Operating income before taxes	160	208
Income tax provision	56	72

Net operating income(1)	$104	$136

Diluted operating EPS(1)	$0.17	$0.22

# of Shares Used(1)	597	612

(1)
Net operating income and the number of shares used in the computation of diluted operating EPS for the three month periods ended June 30, 2006 and 2005 have been adjusted to reflect the dilutive impact of the Company's 1.625 percent Convertible Senior Notes.

Table 5
CA, INC.
Reconciliation of GAAP Results to Operating Results
(in millions, except per share data)
(unaudited)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Fiscal Year Ending March 31, 2007(1)
Income from continuing operations	$0.06	$0.16	$0.44
Non-GAAP adjustments, net of taxes
Acquisition amortization	0.11	0.12	0.37
Restructuring and other charges	0.01	0.00	0.02
Non-GAAP effective tax rate adjustments(2)	(0.01)	(0.06)	0.00

Non-GAAP Diluted operating EPS	$0.17	$0.22	$0.83

Refer to the discussion of Non-GAAP measures included in the accompanying press release for additional information.

(1)
The Company added that its annual outlook for 2007 has not been adjusted to reflect the $2 billion repurchase plan. This outlook also assumes that the Company will take steps to achieve certain cost savings, including the recently announced fiscal year 2007 restructuring plan. These steps will have related non-operating costs that will have a negative effect on GAAP earnings per share and cash generated from operating activities, which have not been reflected in the above outlook as the timing of such costs has not yet been determined.

(2)
The non-GAAP effective tax rate adjustment for the three months ended June 30, 2006 reflects certain international tax benefits realized for GAAP purposes. The non-GAAP effective tax rate adjustment for the three months ended June 30, 2005 reflects certain tax savings on the repatriation of cash from international locations realized for GAAP purposes.

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Table 1 CA, INC. Consolidated Statements of Operations (in millions, except per share amounts) (unaudited)
Table 2 CA, INC. Consolidated Condensed Balance Sheets (in millions) (unaudited)
Table 3 CA, INC. Quarterly Condensed Statements of Cash Flows (in millions) (unaudited)
Table 4 CA, INC. Reconciliation of GAAP Results to Net Operating Income (in millions, except per share data) (unaudited)
Table 5 CA, INC. Reconciliation of GAAP Results to Operating Results (in millions, except per share data) (unaudited)